EXHIBITS

Exhibit 4.(a). 2
RESOLUTION OF THE BOARD OF DIRECTORS
Of
DEALCHECK.COM INC.
(hereinafter called the "corporation")

ACCEPTANCE OF SHARES IN SETTLEMENT OF DEBTS

WHEREAS the Corporation is owed a total sum of approximately $207,000 as at August 1, 2001 by First Empire Entertainment.com Inc. (First Empire) , which are payable on demand and convertible into the common shares of First Empire at $0.05 as per the Promissory Note dated April 1, 2000.

WHEREAS the Corporation has received an offer from First Empire of 2 million common shares of First Empire in full settlement of the said debt.

AND WHEREAS the offer price works out to approximately $0.10 per share, which reflects the current market value of First Empire shares. There was considerable debate as to whether the market value change was acceptable. The following factors were considered -

  Over a year passed since the agreement at five cent. Meanwhile, first empire staged two preview shows and showed stronger possibilities of going ahead with production plans.
  The shares of First Empire were traded on Dealers market at almost $8US - although in very small quantities.

NOW THEREFORE BE IT AND IT IS HEREBY RESOLVED THAT the Directors hereby approve and accept two million (2 million) common shares of First Empire Entertainment.com Inc. in full payment of the balance receivable from First Empire Corp. and First Empire Entertainment.com Inc., which stood at approximately $207,000 as at August 1, 2001

THE FOREGOING RESOLUTION is hereby consented to by the Directors set out hereto in accordance with the Business Corporations Act, 1982 (Ontario).

Dated this 8th day of August, 2001.

/s/ Terence Robinson

Terence Robinson

/s/ Kam Shah

Kam Shah

/s/ Dean Bradley

Dean Bradley